UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On May 15, 2009, NTS Mortgage Income Fund (the "Fund") sent a letter to its stockholders providing an update on the status of the Fund's dissolution and liquidation process, along with the Fund's December 31, 2008 audited financial statements. The letter and audited financial statements are attached to this Current Report on Form 8-K as Exhibit 99.1 and are incorporated in their entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Shell Company Transactions: N/A
    (d)   Exhibits:
            99.1   Letter to Stockholders dated May 15, 2009

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: May 18, 2009

<center>3</center>



10172 Linn Station Road
Louisville, Kentucky 40223

May 15, 2009

Dear NTS Mortgage Income Fund Stockholders:

Enclosed are the audited financial statements for NTS Mortgage Income Fund (the "Fund") for the period ending December 31, 2008. These financial statements were audited by Ernst & Young, LLP. As previously reported, the Fund is no longer required to file with the Securities and Exchange Commission (the "SEC") quarterly reports on Form 10-Q or annual reports on Form 10-K, which normally would contain the Fund's year-end financial statements. Accordingly, the enclosed financial statements are the only year-end 2008 financial disclosures the Fund intends to distribute to stockholders. Set forth below are additional explanations of some of the factors affecting the Fund's year-end financial statements, as well as an update on certain of the material issues that the Fund is currently encountering.

December 31, 2008 Financial Statements

As previously reported, in the third quarter of 2008, the Fund made a significant adjustment to the value of the assets at Fawn Lake. The circumstances giving rise to the adjustment were prescribed under Generally Accepted Accounting Principles ("GAAP") and are more commonly known to readers of financial information and news as "mark-to-market" adjustments. At that time, the Fund engaged an independent third-party, Robert Charles Lesser & Co. ("RCLCO"), to assist in evaluating the Fawn Lake inventory. Based on a variety of factors, including the turmoil in the existing capital markets, the depressed real estate market in general (and particularly in the Washington, D.C. metropolitan area), challenges in the lending environment, and the global economic recession, RCLCO estimated the Fund's future cash flows would be lower than prior estimates. RCLCO's estimates were used to calculate discounted values of the Fawn Lake development as if it were liquidated on September 30, 2008. The reduced values in the Fawn Lake assets caused the Fund's stockholders' equity to be reported as of September 30, 2008 at a negative value of $3,789,781, or a negative of $1.19 per share.

Upon the Fund's filing of its Certificate of Dissolution on December 31, 2008, the Fund's method of accounting changed from a corporation utilizing "going concern" to "liquidation basis" accounting principles. Under the liquidation basis of accounting, assets are recorded at their net realizable values and liabilities are recorded at their estimated settlement values. The resulting net value (assets less liabilities) is identified as "net assets in liquidation."

The Fund engaged RCLCO again to assist it in evaluating the December 31, 2008 inventory values at Fawn Lake. The Fund's management reviewed all material aspects of sales and costs expected to occur in an orderly development of the Fawn Lake development. Management also estimated values for all assets, liabilities, revenues and expenses consistent with accepted liquidation accounting processes and procedures. They further incorporated revenues and costs of all other Fund assets into an overall summary of the Fund's expected future cash flows. With guidance from a valuation specialist at the Fund's independent public accounting firm, Ernst & Young, LLP management chose a discount factor to apply to the expected future cash flows. The resulting net assets in liquidation as of December 31, 2008 were a positive value of $518,166 or approximately $0.16 per outstanding share.

In other words as of September 30, 2008, going concern accounting valued certain of the Fund's assets at lower of cost or market. In some instances, certain of the Fund's assets were recorded at very low values or at zero. An increase to recorded values of long term assets is typically not permitted under the going concern accounting methods, while we are required to record both increases and decreases under the liquidation basis of accounting. The Fund's adoption of the liquidation basis of accounting caused the Fund to record increases in value of some of its assets, which previously were recorded at low values or zero since the facts related to their realization could be measured and valued in the near term under the liquidation basis accounting method. Those assets whose values are realizable over longer terms under liquidation basis accounting were revalued at December 31, 2008 in a manner that more closely resembled valuation methodologies employed under going concern accounting as it existed at September 30, 2008. A combination of the many changes in measurements of value both over the short and long term ultimately resulted in the change in "Stockholders' equity" at September 30, 2008, from a negative "going concern" value of $3,789,781 to a positive "net assets in liquidation" at December 31, 2008 of $518,166. The Fund's further use of the liquidation accounting method and its required valuation protocol will likely result in further changes in the value of the Fund's assets and liabilities in future periods and, correspondingly, the Fund's net assets in liquidation.

For a complete understanding of the Fund's financial condition, operating results, and accounting practices, we strongly encourage you to review the enclosed financial statements and accompanying notes in their entirety. This letter is not a substitute for such a review.

National City Bank Mortgage Loan and Other Obligations

On April 1, 2009, the Fund entered into a Promissory Note Modification Agreement (the "Agreement") with National City Bank ("NCB"). Pursuant to the terms of the Agreement, NCB agreed to extend the due date of the required $2.0 million principal repayment under the Sixth Amended and Restated Promissory Note dated September 1, 2008 (the "Note") from April 1, 2009 to May 16, 2009. All other terms of the Note remain unchanged. As of May 1, 2009, the outstanding principal balance of the Note is approximately $5,799,468. There can be no assurance that the Fund will be able to make such principal repayment in a timely fashion or obtain an additional extension of time from NCB in which to pay it. Alternatives to refinancing this debt have not been responded to favorably by other lenders. The Fund's ability to operate could be adversely effected if the Fund is unable to refinance this obligation. Additionally, the present business environment makes it difficult to obtain letters of credit or surety bonds, which may adversely affect the Fund's ability to continue development of the undeveloped land at Fawn Lake.

In addition to the financial obligations owed to NCB, the Fund, as previously reported, has been deferring payments for fees and advances by NTS Development Corporation and Residential Management Company. As also previously reported, the Fund has been borrowing funds from NTS Financial Corporation and other NTS affiliates for day to day expenses and obligations at Fawn Lake. As of May 10, 2009 these obligations and promissory notes payable total $2,602,678.24.

Dissolution and Liquidation

Lot sales at Fawn Lake during 2009 continue to be disappointing. While recent sales inquiries indicate a marginal increase in interest for single family lots, commitments remain scarce. The current market for potential purchases of Fawn Lake lots remains tenuous. A continuation of this condition will negatively affect future sales at the development. Management and the Board of Directors continue to monitor this activity and are evaluating whether it is in the Fund's best interest to pursue an alternative to its present plan of continuing to develop and sell lots at Fawn Lake during the Fund's liquidation period.

The Fund will continue to disclose material events and information by filing current reports on Form 8-K with the SEC as appropriate. The Fund anticipates that it will also continue to provide periodic informational reports to stockholders in the form of letters like this and that these informational reports will be disclosed to the public through Form 8-K filings with the SEC.

Further information about the Fund, including previously filed quarterly and annual reports, can be obtained free of charge on our website at *www.ntsdevelopment.com*. If you have further questions, you may also contact our Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Mortgage Income Board of Directors

Enclosures

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the Private Securities Act of 1995 should be evaluated in the context of the factors.

A U D I T E D   F I N A N C I A L   S T A T E M E N T S

NTS MORTGAGE INCOME FUND
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 and 2006

NTS MORTGAGE INCOME FUND

AUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

To the Board of Directors and Stakeholders of NTS Mortgage Income Fund:

We have audited the accompanying NTS Mortgage Income Fund (the "Fund") consolidated statement of net assets in liquidation (liquidation basis) and the related consolidated statement of changes in net assets in liquidation (liquidation basis) for the period ended December 31, 2008. We have also audited the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit over the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Board of Directors approved a plan of liquidation on December 10, 2008, and the Fund commenced liquidation on December 31, 2008, the date of acceptance of notice of dissolution by the State of Delaware. As a result, the company has changed its basis of accounting on December 31, 2008 and for periods subsequent to December 31, 2008 from the going concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated net assets in liquidation (liquidation basis) of the Fund at December 31, 2008, and the related changes in consolidated net assets in liquidation for the period ended December 31, 2008, and the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

// Ernst & Young LLP

Louisville, Kentucky
April 29, 2009

1

NTS Mortgage Income Fund
Consolidated Statement of Net Assets in Liquidation
December 31, 2008
(Liquidation Basis)

ASSETS:

Real estate assets under development	$	11,225,679
Country Club		1,209,353
Investment in unconsolidated affiliate		2,584,867
Total real estate and investments		15,019,899
Cash and equivalents		40,552
Accounts receivable		306,800
Notes receivable		216,031
Property and equipment		4,492
Other assets		86,979
Total assets		15,674,753

LIABILITIES AND NET ASSETS IN LIQUIDATION:

Mortgage payable		5,841,133
Notes payable due to affiliate		870,100
Accounts payable and accrued expenses		659,915
Accounts payable and accrued expenses due to affiliates		3,526,327
Other liabilities		255,463
Reserve for estimated costs during liquidation period		4,003,649
Total liabilities		15,156,587

COMMITMENTS AND CONTINGENCIES (NOTE 9)

NET ASSETS IN LIQUIDATION $ 518,166

The accompanying notes to consolidated financial statements are an integral part of these statements.

NTS Mortgage Income Fund

Consolidated Statement of Changes in Net Assets in Liquidation
For the period December 31, 2008
(Liquidation Basis)

Stockholders' deficit – December 31, 2008 (Going Concern Basis)	$	(4,015,837)
Adjustments relating to adoption of liquidation basis of accounting:		
Adjustment of real estate and other assets to net realizable value, net of		
liability for income taxes		8,537,652
Accrual of estimated costs of liquidation and termination		(4,003,649)
Net assets in liquidation – December 31, 2008	$	518,166

The accompanying notes to consolidated financial statements are an integral part of these statements.

NTS Mortgage Income Fund

Consolidated Balance Sheet
December 31, 2007
(Going Concern Basis)

ASSETS:

Cash and equivalents	$	508,886
Accounts receivable, net of allowance of approximately $120,000		357,961
Notes receivable		-
Inventory		23,854,762
Property and equipment, net of accumulated depreciation of approximately $1,693,000		4,028,608
Investment in unconsolidated affiliate		338,779
Other assets		215,045
Total assets	$	29,304,041

LIABILITIES AND STOCKHOLDERS' EQUITY:

Accounts payable and accrued expenses	$	1,075,998
Accounts payable and accrued expenses - affiliates		4,711,582
Mortgage and notes payable		5,542,030
Other liabilities		386,212
Total liabilities		11,715,822

COMMITMENTS AND CONTINGENCIES (NOTE 9)

STOCKHOLDERS' EQUITY:

Common stock, $0.001 par value, 6,000,000 shares authorized		3,187
Additional paid-in-capital		54,163,354
Accumulated deficit		(36,578,322)
Total stockholders' equity		17,588,219
Total liabilities and stockholders' equity	$	29,304,041

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations
For the Years Ended December 31, 2008, 2007 and 2006
(Going Concern Basis)

	2008	2007	2006
REVENUE:			
Lot sales, net of discounts	$ 4,524,092	$ 3,050,049	$ 9,617,992
Cost of sales	(2,576,505)	(1,819,431)	(7,349,728)
Gross profit	1,947,587	1,230,618	2,268,264
Country Club revenue	2,129,048	2,047,387	2,003,161
Total revenues	4,076,635	3,278,005	4,271,425
EXPENSES:			
Impairment charge – inventory (Note 1)	17,814,273	-	-
Impairment charge – property and equipment (Note 1)	2,608,717	-	-
Selling, general and administrative - affiliates	1,365,233	1,268,757	1,706,299
Selling, general and administrative	1,344,218	1,746,108	1,426,985
Interest expense	14,426	3,582	5,632
Other taxes and licenses	53,580	67,599	133,562
Depreciation and amortization	155,369	202,467	208,173
Country Club operations	2,687,555	2,676,212	2,905,776
Total operating expenses	26,043,371	5,964,725	6,386,427
Loss before other income and income taxes	(21,966,736)	(2,686,720)	(2,115,002)
Other income	533,904	116,314	131,286
(Loss) Income from investments in unconsolidated affiliate	(171,224)	176,587	1,043,322
Loss before income taxes	(21,604,056)	(2,393,819)	(940,394)
Income taxes	-	-	-
NET LOSS	$ (21,604,056)	$ (2,393,819)	$ (940,394)
NET LOSS PER SHARE OF COMMON STOCK	$ (6.78)	$ (0.75)	$ (0.30)
Weighted average number of shares	3,187,328	3,187,328	3,187,328

The accompanying notes to consolidated financial statements are an integral part of these statements.

NTS MORTGAGE INCOME FUND
Consolidated Statements of Stockholders' Deficit
For the Years Ended December 31, 2008, 2007 and 2006
(Going Concern Basis)

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total
STOCKHOLDERS' (DEFICIT):					
Balances on January 1, 2006	3,187,328	$ 3,187	$ 54,163,354	$ (33,244,109)	$ 20,922,432
Net loss	-	-	-	(940,394)	(940,394)
Balances on December 31, 2006	3,187,328	3,187	54,163,354	(34,184,503)	19,982,038
Net loss	-	-	-	(2,393,819)	(2,393,819)
Balances on December 31, 2007	3,187,328	3,187	54,163,354	(36,578,322)	17,588,219
Net loss	-	-	-	(21,604,056)	(21,604,056)
Balances on December 31, 2008	3,187,328	$ 3,187	$ 54,163,354	$ (58,182,378)	$ (4,015,837)

The accompanying notes to consolidated financial statements are an integral part of these statements.

NTS MORTGAGE INCOME FUND
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006
(Going Concern Basis)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (21,604,056)	$ (2,393,819)	$ (940,394)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	155,369	202,467	208,173
Loss (Income) from investment in unconsolidated affiliate	171,224	(176,587)	(1,043,322)
Cash distribution from unconsolidated affiliate	-	400,000	2,050,000
Impairment charge – inventory	17,814,273	-	-
Impairment charge – property and equipment	2,608,717	-	-
Changes in assets and liabilities:			
Accounts receivable	97,272	48,046	14,039
Notes receivable	(253,389)	421,414	42,349
Inventory	1,101,194	(729,732)	(2,811,914)
Accounts payable and accrued expenses	(381,410)	(1,151,850)	(15,698)
Other liabilities	(130,750)	(111,319)	(6,950)
Other assets	53,744	29,520	100,367
Net cash used in operating activities	(367,812)	(3,461,860)	(2,403,350)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(13,472)	(851,275)	(453,387)
Capital contribution to unconsolidated affiliate	(79,000)	-	-
Cash used in investing activities	(92,472)	(851,275)	(453,387)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Accounts payable – affiliates	(1,185,255)	(226,961)	290,913
Proceeds from mortgage	1,837,037	4,515,000	1,000,000
Proceeds from notes payable due to affiliate	980,100	-	-
Payments on mortgage and notes payable	(1,529,932)	(287,266)	(76,062)
Payments on notes payable due to affiliate	(110,000)	-	-
Net cash (used in) provided by financing activities	(8,050)	4,000,773	1,214,851
NET DECREASE IN CASH AND EQUIVALENTS	(468,334)	(312,362)	(1,641,886)
CASH AND EQUIVALENTS, beginning of year	508,886	821,248	2,463,134
CASH AND EQUIVALENTS, end of year	$ 40,552	$ 508,886	$ 821,248

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Organization and Significant Accounting Policies

A) Organization

NTS Mortgage Income Fund (the "Fund"), a Delaware corporation, was formed on September 26, 1988. The Fund operated as a real estate investment trust under the Internal Revenue Code of 1986 (the "Code"), as amended, from its inception through December 31, 1996. The Fund began operating as a "C" corporation under the Code for tax purposes effective January 1, 1997. NTS Corporation (the "Sponsor") is the sponsor of the Fund. NTS Advisory Corporation (the "Advisor") is the advisor to the Fund and NTS Residential Management Company and its successor under assignment, Residential Management Company, ("NTS Management"), are the managers of the Fund. The Advisor and NTS Management are affiliates of and are under common control with NTS Corporation. The terms "we," "us" or "our," as the context requires, may refer to the Fund or its interests in its properties and joint venture.

Our wholly owned subsidiaries include NTS/Lake Forest II Residential Corporation ("NTS/LFII") and NTS/Virginia Development Company ("NTS/VA").

We are a finite life entity. Our organizational documents require us to commence an orderly liquidation by December 31, 2008. Delaware law, our state of incorporation, provides us with a three-year period after the filing of our dissolution to wind up our affairs and issue final distributions to stockholders. We filed for dissolution on December 31, 2008, thus initiating our liquidation. See Note 1 B – Plan of Liquidation for additional information.

Final liquidating distributions will be made after payment of all of our debts and obligations, including approximately $3,526,000 currently deferred and owed, by us, to affiliates of the Sponsor and our portion of approximately $31,000 currently deferred and owed to affiliates of the Sponsor by the Orlando Lake Forest Joint Venture ("the Joint Venture") (as of December 31, 2008 our portion is approximately $15,500) and approximately $870,000 in notes payable due to an affiliate of the Sponsor. Among the obligations also required to be resolved prior to issuing final distributions is the Lake Forest Orlando homeowners' lawsuit. See Note 9 - Commitments and Contingencies for further discussion of the Lake Forest Orlando lawsuit. The amount available for distribution upon the completion of our liquidation, however, cannot be estimated with certainty given that final distributions will likely not be issued for several years.

Our subsidiary, NTS/LFII, is the owner and developer of the Lake Forest North single-family residential community located in Louisville, Kentucky. Our development activities at this location are substantially complete. As of December 31, 2008, we have a single 14-acre tract of land left to sell.

Our subsidiary, NTS/VA, is the owner and developer of the Fawn Lake single-family residential community located near Fredericksburg, Virginia, and will continue to own and develop the Fawn Lake project to completion and orderly sale. Fawn Lake has amenities consisting of a 285-acre lake, clubhouse, pool, tennis courts and boat docks, as well as Fawn Lake Country Club, a private country club with a championship golf course (the "Country Club"). As of December 31, 2008, approximately 952 of 1,398 total lots have been developed and approximately 67% of the total projected lots to be developed have been sold.

We also own a 50% interest in the Orlando Lake Forest Joint Venture (the "Joint Venture"). See Note 3 - Investment in Unconsolidated Affiliate for further information pertaining to the investment. Our residential development activities at this location are substantially complete.

B) Plan of Liquidation

On December 10, 2008, the Board of Directors (the "Board") of the Fund adopted the Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund (the "Plan"). On December 31, 2008, we filed for a certificate of dissolution with the Secretary of State of the State of Delaware. The plan contemplates the orderly completion of construction of development properties and sale of each of the Fund's remaining assets, the collection of all outstanding loans from third parties, the orderly discharge of all outstanding liabilities to third parties and, after the establishment of appropriate reserves through estimation or a claims process, the distribution of all remaining cash to stockholders.

At this time, we anticipate the liquidation process may take three or more years due to the status of the Fawn Lake Development. If this asset has not been disposed of by the end of the three years, under Delaware law the Fund may seek to extend its liquidation period by petitioning the Delaware Chancery Court. Alternatively, the Plan provides that at that time or any time the Board of Directors of the Fund deems it advisable all remaining assets and liabilities could be transferred into a liquidating trust. The liquidating trust would continue in existence until all liabilities have been settled, all remaining assets have been sold, proceeds distributed, and the appropriate statutory periods have lapsed. Our life of project assumes a six-year orderly liquidation from the date of dissolution.

For all periods preceding the date of dissolution, the Fund's financial statements are presented on the going concern basis of accounting. As required by U.S. generally accepted accounting principles, the Fund adopted the liquidation basis of accounting as of the close of business on December 31, 2008. Under the liquidation basis of accounting, the Fund will report the value of its assets based on their net realized amounts and liabilities at their estimated settlement amounts. The result of these calculations will be an estimated liquidation value for the Fund. The estimates will be periodically reviewed and adjusted as appropriate.

At December 31, 2008, we reported in the accompanying financial statements that the Fund's net assets in liquidation aggregated $518,166, or $0.16 per share based upon 3,187,328 common shares outstanding at December 31, 2008. This amount presents development projects at estimated net realizable value after giving effect to the discounting of estimated net proceeds therefrom. All other assets are presented at estimated net realizable value on an undiscounted basis. The amount also includes a reserve for future estimated general and administrative expenses and other costs during the liquidation. Estimated net realizable value reflects economic changes and various other changed circumstances over recent months. There can be no assurance that these estimated values will be realized. Such amount should not be taken as an indication of the timing or amount of future distributions to be made by us.

The timing and amounts of interim liquidating distributions (if any) and final liquidating distributions will depend on the timing and amount of proceeds that we will receive upon the sale of the remaining assets and the extent to which reserves for current or future liabilities are required. Accordingly, there can be no assurance that there will be any liquidating distributions prior to a final liquidating distribution.

C) Basis of Accounting

On December 31, 2008, the date of dissolution, the Fund adopted the liquidation basis of accounting. Under the liquidation basis of accounting, the Fund will report the value of its assets based on their net realized amounts and liabilities at their estimated settlement amounts. The result of these calculations will be an estimated liquidation value for the Fund. A Statement of Net Assets in Liquidation and a Statement of Changes in Net Assets in Liquidation are the principal financial statements presented under the liquidation basis of accounting. The valuation of assets at their net realizable values and liabilities at their anticipated settlement amounts represent estimates, based on present facts and circumstances, of the net realizable values of assets and the costs associated with carrying out the Plan and dissolution based on the assumptions set forth below. The actual values and costs associated with carrying out the Plan are expected to differ from the amounts shown herein because of the inherent uncertainty and will be greater than or less than the amounts recorded. Such differences may be material. In particular, the estimates of the Fund's costs will vary with the length of time it operates. In addition, the estimate of net assets in liquidation per share in the accompanying Statement of Net Assets in Liquidation, which except for projects under development, does not incorporate a present value discount. Accordingly, it is not possible to predict the aggregate amount or timing of future distributions to stockholders and no assurance can be given that the amount of liquidating distributions to be received will equal or exceed the estimate of net assets in liquidation per share presented in the accompanying Statement of Net Assets in Liquidation.

D) Valuation Assumptions

Under the liquidation basis of accounting, the carrying amounts of assets as of the date of dissolution, December 31, 2008, were adjusted to their estimated net realizable values and liabilities including the estimated costs associated with implementing the Plan were adjusted to estimated settlement amounts. The following are the significant assumptions utilized by management in assessing the value of the assets and the expected settlement values of liabilities included in the Statement of Net Assets in Liquidation at December 31, 2008.

E) Net Assets in Liquidation

Real estate assets under development are primarily reflected at net realizable value which is based upon our budgets for developing and selling out the respective NTS/VA project in the orderly course of business. Sales prices are based upon contracts signed to date and budgeted sales prices for the unsold lots and undeveloped land. Sales prices are based upon an analysis provided by an independent third-party. Costs and expenses are based upon our budgets for the remaining six year life of the project and an orderly liquidation. We have assumed that existing financing will remain in place during the respective projects' planned development and sell out.

Cash, deposits and escrow accounts are presented at face value. The remaining assets that we have determined to have a cash value are stated at estimated net realizable value which is the expected selling price or contractual payment to be received, less applicable direct costs or expenses, if any. The assets that have been valued on this basis include receivables and an investment in unconsolidated affiliate.

Mortgage, notes payable, accounts payable, accrued expenses and other liabilities are stated at settlement amounts.

F) Reserve for Estimated Costs During the Liquidation Period

Under the liquidation basis of accounting, we are required to estimate and accrue the costs associated with implementing and completing the Plan. These amounts can vary significantly due to, among other things, the timing and realized proceeds from lot sales, the costs of retaining personnel and others to oversee the liquidation, including the cost of insurance, the timing and amounts associated with discharging known and contingent liabilities and the costs associated with cessation of our operations including an estimate of costs subsequent to that date (which would include reserve contingencies for the appropriate statutory periods). As a result, we have accrued the projected costs, including overhead and specific liquidation costs of salaries, professional fees, and other miscellaneous wind-down costs, expected to be incurred during the estimated six year liquidation period required to complete the liquidation of our remaining assets. These projections could change materially based on the timing of lot sales and development activity. These accruals will be adjusted from time to time as projections and assumptions change or as a result of a claims process.

The following is a summary of the Reserve for Estimated Costs at December 31, 2008:

		2008
Payroll, benefits, and retention costs	$	1,081,580
Professional fees		1,615,400
Other general and administrative costs		1,306,669
	$	4,003,649

G) Going Concern Basis of Accounting

For all periods preceding the date of dissolution, our financial statements are presented on the going concern basis of accounting. Such financial statements reflect the historical basis of the assets and liabilities as of December 31, 2007 and the historical results of operations related to our assets and liabilities for the years ended December 31, 2008, 2007 and 2006. Land, buildings and equipment are depreciated over the estimated useful lives of the assets which are 10-30 years for buildings and 5-12 years for equipment. Depreciation expense was approximately $156,000, $202,000 and $208,000 during 2008, 2007 and 2006, respectively.

H) Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the assets, liabilities, revenues and expenses of our wholly-owned subsidiaries. Investments of 50% or less in affiliated companies are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated.

I) Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J) Revenue Recognition

We recognize revenue and related costs from lot sales using the accrual method in accordance with U.S. generally accepted accounting principles, which is when payment has been received, and title, possession and other attributes of ownership have been transferred to the buyer, and we are not obligated to perform significant activities after the sale. We generally require a minimum down payment of at least 10% of the sales price of the lot. The Country Club recognizes operating revenue as services are performed.

K) Accounting for Impairment

Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," specifies circumstances in which certain long-lived assets must be reviewed for impairment. The continued downturn in sales volume during the year ended December 31, 2008 caused our expected future inventory carrying costs to increase, resulting in the future expected cash flows to be less than the carrying value. The continued downturn in sales volume during the year ended December 31, 2008 also negatively impacted new memberships at the Country Club which also caused its future expected cash flows to be less than our carrying value included in property and equipment. If the carrying amount of an asset exceeds the sum of its expected future cash flows, the asset's carrying value must be written down to fair value. We determined the estimated fair values using a discounted cash flow model. Impairment charges of $17,814,000 and $2,609,000 during the year ended December 31, 2008 were necessary to adjust inventory and property and equipment, respectively, to their estimated fair values.

L) Advertising

We expense advertising costs as incurred, which are included in selling, general and administrative in the accompanying consolidated statements of operations. Advertising expense was approximately $278,000, $420,000 and $556,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

M) Environmental Remediation and Compliance

Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. Liabilities are recognized when they are probable and can be reasonably estimated. Environmental compliance costs are expensed as incurred. We are not aware of any liabilities that presently require accrual of a loss contingency.

N) Statements of Cash Flows

For purposes of reporting cash flows, cash and equivalents include cash on hand and short-term, highly liquid investments with an original maturity of three months or less when purchased that are readily convertible to cash.

Cash payments for interest, net of amounts capitalized, totaled approximately $14,000, $4,000 and $6,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

O) Segment Reporting

Our reportable operating segments include only one segment which is the development and sale of single-family residential lots.

P) *Fair Value Measurements*

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157"), except as it applies to the nonfinancial assets and nonfinancial liabilities subject to Financial Accounting Standards Board ("FASB") Staff Position 157-2 ("FSP 157-2"). SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level Input:	Input Definition:
Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.
Level 3	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table summarizes fair value measurements by level at December 31, 2008 for assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements as of December 31, 2008 Using

Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:				
Cash and equivalents	$ 40,552	$ -	$ -	$ 40,552
Accounts and notes receivable	-	522,831	-	522,831
Real estate assets under development	-	-	11,255,679	11,255,679
Country club	-	-	1,209,353	1,209,353
Investment in unconsolidated affiliate	-	-	2,584,867	2,584,867
Total	$ 40,552	$ 522,831	$ 15,049,899	$15,613,282
Liabilities:				
Mortgage payable	$ -	$ 5,841,133	$ -	$ 5,841,133
Notes payable to affiliates	-	870,100	-	870,100
Total	$ -	$ 6,711,233	$ -	$ 6,711,233

In connection with the adoption of liquidation basis accounting on December 31, 2008 as described more fully above, certain financial assets and liabilities are recorded at estimated net realizable value or "fair value" and will continue to be recorded as such on a recurring basis. The following describes each of our financial assets and liabilities and the inputs included in the calculation of fair value: Level 1 inputs: Cash and equivalents are comprised of either bank deposits or amounts invested in money market funds, the fair value of which is based on quoted market prices. Level 2 inputs: Accounts and notes receivable are comprised of amounts due the company from various parties. Fair value is measured by discounting the cash flows expected from these receivables at appropriate discount rates using observable market data of current interest rates in the marketplace for debt of similar characteristics and risk. The fair values of the Company's mortgage and notes payable are measured by discounting the cash flows expected to be paid at appropriate discount rates using observable market data of current interest rates in the marketplace for debt of similar characteristics and risk. Level 3 inputs: The fair values of real estate assets under development and the country club are based on valuations prepared by management utilizing an outside valuation. The valuations are based upon discounted cash flows and assumptions made during the valuation process and include management's best estimate of discount rates and future cash flows. The fair value of the investment in unconsolidated affiliate is based on the fair value of the underlying property. The fair value of the underlying real estate is initially determined by purchase price for recent acquisitions or valuations prepared by management. Valuations are based upon discounted cash flows and assumptions made during the valuation process and include management's best estimate of discount rates and future cash flows. All other assets and liabilities are carried at historical cost, which approximates fair value, due to the short-term nature of these items.

Note 2 - Affiliations

We have no employees. All personnel rendering services to the Fund are employees of companies affiliated with NTS Development Corporation, a subsidiary of the Sponsor.

The Fund operates under the direction of its Board of Directors who have retained NTS Management to be the sole and exclusive agent of the Fund for day-to-day control and management of the business of the Fund's subsidiaries. This includes (a) the continued operation of NTS/LFII and NTS/VA, (b) the operations of the Fawn Lake Country Club, (c) the operations of the Fawn Lake Community Association and (d) the provision and/or sale of ancillary goods and services as selected by NTS Management with respect to any of the foregoing. The Management Agreements terminated on December 31, 2008. See Note 6 – Related Party Transactions for further discussion of the Management Agreements. NTS Management is an affiliate of and under common control with the Fund's Sponsor. The Chairman of the Board of Directors of the Fund is also the majority stockholder of the Sponsor and is a majority stockholder of the managing general partner in the Joint Venture of which the Fund is a 50% joint venture partner. The Advisor and NTS Management are affiliates of and are under common control with the Sponsor.

On December 24, 2008, the Fund entered into a series of agreements with Residential Management, a Kentucky Corporation ("Residential"), and NTS Development Company, a Kentucky corporation (collectively with Residential, "NTS") intended to address certain of the Fund's liquidity requirements along with its relationship with NTS and its affiliates in connection with the Fund's dissolution and liquidation. The Fund anticipates that these agreements will enhance the possibility it will be able to proceed with an orderly liquidation subsequent to its dissolution.

The Fund entered into a Services and Development Agreement (the "Services Agreement") with Residential. The Services Agreement, which becomes effective on January 1, 2009, supersedes and replaces all of the Fund's Management Agreements (which will be terminated pursuant to Termination Agreements effective December 31, 2008) except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Although no services are currently being provided pursuant to the Advisory Agreement, it has not been terminated in order to maintain the guaranty obligations that NTS Guaranty Corporation owes to the Fund's stockholders and a mortgage loan payable to a bank. Pursuant to the terms of the Guaranty Agreement executed by NTS Guaranty Corporation, the termination of the Advisory Agreement could result in a release of those obligations. The calculation of compensation and expense reimbursements to be received by NTS under the Services Agreement remains the same as under the prior Management Agreements.

Note 3 - Investment in Unconsolidated Affiliate

Effective August 16, 1997, we became a partner in the Joint Venture. The other partners in the Joint Venture are Orlando Lake Forest, Inc., Orlando Capital Corporation and OLF II Corporation, all of whom are affiliates of and are under common control with the Fund's Sponsor. The Joint Venture will continue to operate under its current legal name as the Orlando Lake Forest Joint Venture.

We contributed to the Joint Venture as a capital contribution its interest in the principal and interest of the first mortgage loan on the Orlando Lake Forest project, and obtained a 50% interest in the Joint Venture. The NTS entities named above hold cumulatively the remaining 50% interest in the Joint Venture.

The Joint Venture owns the Orlando Lake Forest project, a single-family residential community located in Seminole County, Florida (near Orlando) consisting of approximately 360 acres of residential land and improvements and approximately 20 acres of commercial land. Our development activities at this location are substantially complete. As of December 31, 2008, we have 5 single-family homesites left and an 11 acre tract of commercial land to sell.

The net income or net loss of the Joint Venture is allocated based on the respective partner's percentage interest, as defined in the joint venture agreement. As of December 31, 2008 and 2007, our percentage interest was 50%, and our investment balance in the Joint Venture was approximately $247,000 and $339,000, respectively. On December 31, 2008, we adjusted our investment balance to it's net realizable value of approximately $2,585,000 consistent with the liquidation basis of accounting. Our share of the Joint Venture's net (loss) income for the years ended December 31, 2008, 2007 and 2006 was approximately ($171,000), $177,000 and $1,043,000, respectively.

Presented below are approximate condensed balance sheets for the Joint Venture as of December 31, 2008 and 2007, and approximate condensed statements of operations for the three years ended December 31, 2008, 2007 and 2006:

		2008		*2007*
Condensed Balance Sheets				
Inventory	$	600,000	$	556,000
Other, net		2,000		243,000
Total assets	$	602,000	$	799,000
Other liabilities	$	109,000	$	122,000
Equity		493,000		677,000
Total liabilities and equity	$	602,000	$	799,000

			Years Ended December 31,			
Condensed Statements of Operations		*2008*		*2007*		*2006*
Lot sales, net of discounts	$	-	$	1,476,000	$	3,860,000
Cost of sales		-		(554,000)		(1,417,000)
Other expenses, net		(342,000)		(569,000)		(356,000)
Net (loss) income	$	(342,000)	$	353,000	$	2,087,000

At various times throughout 2007 and 2006 Orlando Lake Forest Inc., the managing general partner of the Orlando Lake Forest Joint Venture, authorized payment of $800,000 and $4,100,000, respectively in distributions to the partners of the Joint Venture. At various times throughout 2008, Orlando Lake Forest, Inc., called for an aggregate of $158,000 in capital contributions from the partners of the Joint Venture. We own a 50% interest in the Joint Venture and received $400,000 and $2,050,000, respectively of the distribution proceeds and paid $79,000 of the capital contributions.

Note 4 - Mortgage Payable

Mortgage and notes payable consist of the following:

	December 31, 2008 (Liquidation Basis)	December 31, 2007 (Going Concern Basis)
Mortgage loan payable to a bank in the original amount of $7,352,000, bearing interest at the Prime Rate, currently 3.25%, with a revolving principal balance and interest payable monthly, due September 1, 2009, secured by undeveloped land at NTS/VA, an 11-acre commercial tract, and a $300,000 letter of credit.. $	5,841,133	$ 5,515,000
Other	-	27,030
	$ 5,841,133	$ 5,542,030

Our mortgage loan payable is secured by our inventory consisting of the undeveloped land at the NTS/VA project with a liquidation basis value of approximately $8.8 million; a mortgage on the Orlando Lake Forest Joint Venture 11-acre commercial tract; and a $300,000 letter of credit. The loan agreement was amended to reflect the extension of the maturity date to September 1, 2009, with an option to renew to September 1, 2010. The amended agreement also terminated the remaining availability there under and any revolving features by fixing the principal balance at $7,352,000, adding an additional guarantor, NTS Guaranty Corporation, and amended the release prices under the Deed of Trust for the undeveloped land at NTS/VA. The amended agreement also added a covenant to the loan in which we agree to make a principal repayment of $2,000,000 on or before April 1, 2009. On April 1, 2009, an amendment to the notes extended this principal repayment to May 16, 2009. Upon receipt of this principal repayment, the lender will release the additional mortgage defined as the Orlando Lake Forest Joint Venture 11-acre commercial tract. We are presently seeking to postpone or reduce the amount of this principal repayment or refinance the mortgage, but there can be no assurance we will be successful in doing so. We incurred and capitalized in inventory approximately $389,000 and $306,000 of interest during 2008 and 2007, respectively.

Note 5 – Notes Payable Due to Affiliate

Notes payable due to an affiliate consist of the following:

	December 31, 2008 (Liquidation Basis)	December 31, 2007 (Going Concern Basis)
Notes payable to an affiliate, NTS Financial Partnership, in the original amount of $980,100, bearing interest at LIBOR plus 1.75%, currently 2.19%, with a revolving balance and interest payable monthly, due December 31, 2009... $	870,100	$ -
	$ 870,100	$ -

Note 6 - Related Party Transactions

On February 17, 2006, NTS/VA entered into an agreement to sell to a related party, Cedar Creek Virginia, LLC, lots 808 through 825, inclusive in Section 27 of the Fawn Lake Development. The purchase price per lot was $126,150, for an aggregate purchase price of $2,270,700. The lot price in the agreement was determined by averaging the sales price of similarly situated lots within the NTS/VA Fawn Lake Development. The Board of Directors of the Fund unanimously adopted a resolution approving the sale of these lots to the related party. The initial closing occurred on March 29, 2006, when lots 808, 809, 810, 811, 822, 823, 824 and 825 were purchased for an aggregate purchase price of $1,009,200. The purchaser has 18 months from the initial closing to purchase the remaining lots. In accordance with SFAS No. 66 "Accounting for Sales of Real Estate," we have accounted for the initial closing transaction using the deposit method. During 2006, 5 lots were purchased by Cedar Creek Virginia, LLC for an aggregate of $630,750. During 2007, zero lots were purchased by Cedar Creek Virginia, LLC. At December 31, 2007, $37,845 of the original $100,920 deposit received at the initial closing remained as deferred revenues.

During 2006, one lot was sold to Cedar Creek Virginia, LLC, for $80,000 under a previous agreement entered into in 2004. We sold 8 lots in 2005 under this agreement.

On February 29, 2008, Cedar Creek Virginia, LLC paid the balance owed to NTS/VA for the remaining lots 812, 813, 814, 815, 816, 817, 818, 819, 820, and 821 for the aggregate price of $1,311,960. The purchase price includes a 4% lot premium for these lots and in addition NTS/VA earned approximately $76,000 in interest income due to the extension of the sale per the initial contract. These proceeds were used to reduce our obligation currently deferred and owed to affiliates of the Sponsor.

Cedar Creek Virginia, LLC is a joint venture engaged in the construction of homes in the Fawn Lake Development. Our Chairman, Mr. J.D. Nichols, our President, Mr. Brian F. Lavin, and the Senior Vice President of NTS/VA, Mr. Ralph DeRosa, are members of Cedar Creek Virginia, LLC. We are not a member of Cedar Creek Virginia, LLC.

On May 4, 2006, NTS/VA sold to a related party, Fawn Lake Sales Center, LLC, 0.57 acres of land for $125,000. Fawn Lake Sales Center, LLC is a joint venture engaged in the construction and ownership of a sales office building located in the Fawn Lake Development. Our Chairman, Mr. J.D. Nichols, our President, Mr. Brian F. Lavin, and the Senior Vice President of NTS/VA, Mr. Ralph DeRosa, are members of Fawn Lake Sales Center, LLC. We are not a member of Fawn Lake Sales Center, LLC. NTS/VA leases the sales office building from Fawn Lake Sales Center, LLC. See the following table for the approximate rent paid pursuant to this lease.

As of December 31, 2008 the Sponsor or an affiliate owned 688,976 shares of the Fund which is 22% of the outstanding shares. The Fund has entered into the following agreements with various affiliates of the Sponsor regarding the ongoing operation of the Fund.

Management Agreements

The ongoing operation and management of the Lake Forest North and Fawn Lake projects will be conducted by NTS Management under the terms of the Services Agreement with Residential. The Services Agreement, which becomes effective on January 1, 2009, supersedes and replaces all of the Fund's Management Agreements.

Prior to the Services Agreement the operation and management of the Fund's properties were conducted by affiliates of NTS Development Corporation under the terms of (i) a management agreement executed on December 30, 1997, and dated as of October 1, 1997, by and among the Fund, NTS/LFII and NTS Management for the Lake Forest North project, and (ii) a management agreement executed on December 30, 1997, and dated as of October 1, 1997, by and among the Fund, NTS/VA and NTS Management for the Fawn Lake project (collectively, the "Management Agreements"). The Management Agreements are effective through December 31, 2008. Under the Services Agreement, NTS Management is entitled to reimbursement for certain costs incurred in the operation of the Fund.

These expense reimbursements include direct and prorated costs incurred in the management and operation of NTS/LFII and NTS/VA. These reimbursements include management, accounting, professional, engineering development, marketing and office personnel employment costs incurred by NTS Management and/or certain affiliates as well as various non-payroll related operating expenses. Employment costs are for those individuals rendering services at the residential projects, some of whom are full-time and on site, and others who are not on site or have multiple residential project responsibilities. For services provided by individuals not on site or with multiple residential project responsibilities, costs are prorated by NTS Management and allocated to the appropriate residential project in accordance with the Services Agreement. As permitted by the Management Agreements, we were charged the following approximate amounts for the years ended December 31, 2008, 2007 and 2006. These amounts are reflected in selling, general and administrative - affiliates on the accompanying consolidated statements of operations in accordance with the Management Agreements.

	2008		*2007*		*2006*
Personnel Related Costs					
Financing and accounting	$ 430,000	$	324,000	$	339,000
Data processing	11,000		11,000		11,000
Human resources	72,000		73,000		74,000
Executive and administrative services	174,000		174,000		194,000
Sales and marketing	302,000		338,000		613,000
Construction management	39,000		90,000		13,000
Legal	60,000		60,000		69,000
Total personnel related costs	$ 1,088,000	$	1,070,000	$	1,313,000
Rent	80,000		70,000		14,000
Total expense reimbursements	$ 1,168,000	$	1,140,000	$	1,327,000
Overhead recovery	197,000		129,000		379,000
Total selling, general and administrative - affiliates	$ 1,365,000	$	1,269,000	$	1,706,000
Country Club					
Expense reimbursements	$ 1,550,000	$	1,527,000	$	1,564,000
Overhead recovery	80,000		76,000		75,000
Total Country Club	$ 1,630,000	$	1,603,000	$	1,639,000
Total related party	$ 2,995,000	$	2,872,000	$	3,345,000

NTS Management is entitled to an overhead recovery, which is a reimbursement for overhead expenses attributable to the employees and the efforts of NTS Management under the Services Agreement, in an amount equal to 3.75% of the projects' gross cash receipts, as defined in the Services Agreements. Overhead recovery for the years ended December 31, 2008, 2007 and 2006, was approximately $197,000, $129,000 and $379,000, respectively. These amounts are classified with selling, general and administrative - affiliates in the accompanying consolidated statements of operations.

The Country Club accrued expense reimbursements of approximately $1,550,000, $1,527,000 and $1,564,000 to NTS Management or an affiliate during the years ended December 31, 2008, 2007 and 2006, respectively. Such costs include employment costs of management, golf course maintenance, golf professionals, kitchen personnel and accounting, as well as various non-payroll related operating expenses. In addition, there were overhead recovery fees of approximately $80,000, $76,000 and $75,000 accrued to NTS Management for overhead recovery fees at the Country Club for the years ended December 31, 2008, 2007 and 2006. The Country Club expense reimbursements and overhead recovery fees were included with country club operations in our consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006.

The Management Agreements also call for NTS Management to potentially receive an incentive payment, as defined in the Management Agreements, equal to 10% of the net cash flows of the projects. The incentive payment will not begin accruing until after the cumulative cash flows of NTS/LFII, NTS/VA and the Fund's share of the cash flow of the Joint Venture would have been sufficient to enable us to have returned to the then existing stockholders of the Fund an amount which, after adding thereto all other payments actually remitted or distributed to such stockholders of the Fund, is at least equal to the stockholders' original capital contribution. As of December 31, 2008, we had raised approximately $63,690,000 and had paid distributions of approximately $23,141,000. As of December 31, 2008, no amount had been accrued as an incentive payment in our consolidated financial statements.

On July 1, 2005, NTS Residential Management Company assigned its responsibilities and right to receive certain payments (for items accrued after July 1, 2005) under the Management Agreements to Residential Management Company. The assignment does not relieve NTS Residential Management Company from its rights or duties and obligations to perform its responsibilities under the Management Agreements. Residential Management Company is owned by our Chairman, Mr. J.D. Nichols, and our President, Mr. Brian F. Lavin. NTS Corporation owns NTS Residential Management Company with a similar ownership and control structure.

On December 24, 2008, the Fund entered into a series of agreements with Residential Management, a Kentucky Corporation ("Residential"), and NTS Development Company, a Kentucky corporation (collectively with Residential, "NTS") intended to address certain of the Fund's liquidity requirements along with its relationship with NTS and its affiliates in connection with the Fund's dissolution and liquidation. The Fund anticipates that these agreements will enhance the possibility it will be able to proceed with an orderly liquidation subsequent to its dissolution.

The Fund entered into a Services and Development Agreement (the "Services Agreement") with Residential. The Services Agreement, which becomes effective on January 1, 2009, supersedes and replaces all of the Fund's Management Agreements (which will be terminated pursuant to Termination Agreements effective December 31, 2008) except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Although no services are currently being provided pursuant to the Advisory Agreement, it has not been terminated in order to maintain the guaranty obligations that NTS Guaranty Corporation owes to the Fund's stockholders and a mortgage loan payable to a bank. Pursuant to the terms of the Guaranty Agreement executed by NTS Guaranty Corporation, the termination of the Advisory Agreement could result in a release of those obligations. The calculation of compensation and expense reimbursements to be received by NTS under the Services Agreement remains the same as the prior Management Agreements.

Accounts Payable and Accrued Expenses - Affiliates

As of December 31, 2008 and 2007, we owed approximately $3,526,000 and $4,712,000, respectively, to NTS Management, NTS Development and its affiliates for salary and overhead reimbursements included in accounts payable and accrued expenses - affiliates.

NTS has agreed to defer, through December 31, 2009, amounts owed to them by us as of December 24, 2008 and those amounts accruing from January 1, 2009 through December 31, 2009, other than as permitted by our cash flows. There can be no assurances that NTS will continue to defer amounts due to them past December 31, 2009.

Sale of Undeveloped Land

On March 6, 2001, NTS/LFII sold 26.5 acres of land to Lake Forest Fairways, LLC ("Fairways"), a limited liability company which was formed between NTS Development Company and Fairway Development, LLC (an unaffiliated third party). The initial payment was made on March 6, 2001 for $30,000 per acre for a total of $795,000. Fairways will also pay NTS/LFII at each closing of the sale of the first 100 home units, as an additional component of the purchase price for the property, the sum of $14,500 per home unit sold. The sale has been recorded using the cost recovery method and the transaction has been recorded for a total sales value of $1,715,000, consisting of the initial payment at closing for $795,000 and the gross future proceeds of $1,450,000 which are discounted to a net present value of $920,000. Under the cost recovery method, no profit is recognized until cash payments by the buyer (Fairways) exceed the seller's (NTS/LFII) cost of the property sold. During 2007 and 2006, NTS/LFII recognized revenue of approximately $14,000 and $89,500, respectively, and interest income of approximately $15,000 and $99,000, respectively, from Fairways payments. The transactional values were derived from an independent appraisal.

On January 31, 2008, Lake Forest Fairways, LLC paid the balance owed to NTS/LFII for the remaining 52 home units at $14,500 per each home unit. During 2008, NTS/LFII recognized revenue of approximately $358,000 and interest income of approximately $396,000 from this final Fairways payment.

Note 7 - Country Club Accounting

Presented below are the approximate condensed statements of operations for the Fawn Lake Country Club for the years ended December 31, 2008, 2007 and 2006:

	2008	*2007*	*2006*
Condensed Statements of Operations			
Revenues:			
Operating revenues... $	2,129,000 $	2,047,000 $	2,003,000
Expenses:			
Cost of goods sold...	359,000	348,000	427,000
Selling, general and administrative - affiliates	1,630,000	1,603,000	1,639,000
Selling, general and administrative..	700,000	728,000	845,000
Depreciation	97,000	122,000	122,000
Impairment charge……………………………………………….	2,609,000	-	-
Total expenses...	5,395,000	2,801,000	3,033,000
Net loss.. $	(3,266,000) $	(754,000) $	(1,030,000)

Selling, general and administrative - affiliates expenses include expense reimbursements and overhead recovery fees accrued to NTS Management or an affiliate. See Note 6 - Related Party Transactions for further discussion of expense reimbursements and overhead recovery fees.

Selling, general and administrative expenses include landscaping, repairs and maintenance, operating lease payments, utilities, advertising and insurance.

Note 8 - Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequence of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Fund's book and tax basis of assets and liabilities and tax carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carry forwards and temporary differences giving rise to our deferred taxes consist of tax net operating loss carry forwards, valuation allowances and differences in inventory basis for book and tax. Our deferred tax assets and liabilities as of December 31 are as follows:

	2008 (Liquidation Basis)	2007 (Going Concern Basis)
Deferred tax assets/liabilities		
Net operating loss carry forwards	$ 11,893,000	$ 11,255,000
Inventory	6,275,000	-
Fixed assets	991,000	-
Liquidation liabilities	1,521,000	-
Deferred revenue	38,000	218,000
Deferred tax assets	20,718,000	11,473,000
Inventory	-	(452,000)
Liquidation and other assets	(3,812,000)	(599,000)
Deferred tax liabilities	(3,812,000)	(1,051,000)
Valuation allowance	(16,906,000)	(10,422,000)
Total deferred tax assets/liabilities	$ -	$ -

A valuation allowance is provided when the probability that the deferred tax asset to be realized does not meet the criteria as defined in SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). In 2005, a portion of the valuation allowance was released and net operating loss carry forwards were utilized to offset current year tax expense. The Fund has determined, based on its history of operating losses and its expectations for the future, that it is more likely than not that the net deferred tax assets on December 31, 2008 and 2007, will not be realized. As of December 31, 2008, we have a federal net operating loss carry forward of approximately $31,213,000 expiring during various years beginning in 2019 and ending in 2028. Our federal income tax returns for 2005, 2006 and 2007 are open to examination.

A reconciliation of the statutory rate to the effective rate of the Fund for the years ended December 31 is as follows:

	2008	2007	2006
Tax (benefit) provision using statutory rate	$ (7,345,000)	$ (814,000)	$ (320,000)
(Decrease) increase in valuation allowance	8,208,000	908,000	380,000
Other	(863,000)	(94,000)	(33,000)
Credits	-	-	(27,000)
Income tax expense	$ -	$ -	$ -

Substantially all of the difference between the tax (benefit) provision calculated at the statutory rate and the tax expense recorded on the accompanying statements of operations is due to the change of the valuation allowance on previously recorded deferred tax assets.

There were no unrecognized tax benefits, therefore we have not included a reconciliation of the beginning and ending balance of our unrecognized tax benefits from January 1, 2007, the date on which we adopted FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109 Accounting for Income Taxes". We recognize interest accrued and penalties related to unrecognized tax benefits as a part of income tax expense.

Note 9 - Commitments and Contingencies

Dissolution and Liquidation

We are a finite life entity. Our organizational documents require us to dissolve and commence an orderly liquidation by December 31, 2008. Delaware law, our state of incorporation, provides us with a three-year period after dissolution to wind up our affairs and issue final distributions to stockholders. We filed for dissolution on December 31, 2008, thus initiating our liquidation.

Final liquidating distributions will be made after payment of all of our debts and obligations, including approximately $3,526,000 currently deferred and owed to affiliates of the Sponsor by us and our portion of approximately $31,000 currently deferred and owed to affiliates of the Sponsor by the Joint Venture (as of December 31, 2008 our portion is approximately $15,500) and approximately $870,000 in notes payable due to an affiliate of the Sponsor. Among the obligations also required to be resolved prior to issuing final distributions is the Lake Forest Orlando homeowners' lawsuit (see ***Litigation*** for further discussion of the Lake Forest Orlando lawsuit). The amount available for distribution upon the completion of our liquidation, however, cannot be estimated with certainty given that final distributions will likely not be issued for several years.

NTS Guaranty Corporation (the "Guarantor"), an affiliate of the Sponsor, has guaranteed that when we complete our liquidation, the aggregate distributions made to stockholders from all sources during our existence will be at least equal to the original capital contributions attributable to our then outstanding shares. As of December 31, 2008, the original capital contributions attributable to our outstanding shares were $63,690,000, and we had paid aggregate distributions of approximately $23,141,000. As discussed further below, based on our most recent analysis, which includes all of the Guarantor's assets, the amount projected to be distributed to our stockholders at the completion of our liquidation will not be sufficient to return an amount equal to their original capital contributions.

	Common Stock Shares	Common Stock Amount	Original Capital Contributions	Distributions	Total
Issuance of Common Stock.................................	3,187,333	$ 3,187	$ 63,687,041	$ -	$ 63,690,228
Dividends declared...	-	-	-	(23,140,663)	(23,140,663)
Balances on December 31, 2008..........................	3,187,333	$ 3,187	$ 63,687,041	$ (23,140,663)	$ 40,549,565

The liability of the Guarantor under the guaranty is expressly limited to its assets. The Guarantor's sole asset is a $10.0 million demand promissory note from Mr. J.D. Nichols personally. Mr. Nichols is the Chairman of the board of Directors of the Sponsor. There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty. The Guarantor may in the future guarantee obligations of other third parties, including guaranties of obligations owed by our affiliates to other entities.

In connection with our ongoing review of the status of our properties and progress to liquidation, we estimate the total distributions anticipated to be issued to our stockholders through the completion of our liquidation. As part of the most recent review process, we incorporated the analysis provided by an independent third-party concerning our Fawn Lake Development. The downturn in the United States residential real estate market in general, and, in particular, in the Washington, D.C. market, have negatively impacted our estimates of the likely net profits to be generated from our Fawn Lake development by the completion of the liquidation. Based on our most recent analysis, we currently anticipate that after payment of all liabilities, the proceeds from future property sales, liquidation of other assets and a $10.0 million payment from the Guarantor will be insufficient to return to stockholders an amount equal to original capital contributions attributable to the then outstanding shares. As final liquidating distributions are not likely for several years, these estimates may change significantly prior to their issuance. The current estimate, however, reflects a substantial shortfall, which, at this time, we anticipate is unlikely to be recovered prior to the issuance of final liquidating distributions.

On September 1, 2008, our mortgage loan was amended. As a condition of the amendment, NTS Guaranty Corporation granted our lender an unconditional and continuing guaranty that will secure the payment of the mortgage loan payable. In the event this guaranty is called upon to repay all or a portion of the mortgage loan, NTS Guaranty's assets available to satisfy the guaranty to the stockholders would be reduced by the amount actually used to repay the mortgage loan.

Should current economic conditions, particularly in the Washington, D.C. market, continue or worsen, adjustments to net realizable value against our assets at our Fawn Lake Development may be necessary. Such adjustments to net realizable value, if necessary, may reflect reduced estimates of the amount of final liquidating distributions to our stockholders.

Other conditions may arise impacting our ability to complete a timely and orderly liquidation, thereby reducing the potential maximum value of our assets. This, in turn, could reduce our earnings and thereby liquidating distributions to our stockholders.

Litigation

We, as an owner of real estate, are subject to various environmental laws of federal, state and local governments. Compliance by us with existing laws has not had a material adverse effect on our financial condition and results of operations. However, we cannot predict the impact of new or changed laws or regulations on our current properties or on properties that it may acquire in the future.

Except as described below, we do not believe there is any litigation threatened against us other than routine litigation arising out of the ordinary course of business, some of which is expected to be covered by insurance and none of which is expected to have a material adverse effect on our consolidated financial statements. We believe we have adequate insurance.

On September 4, 2007, the Joint Venture received notice from the Lake Forest Master Community Association, Inc. ("the Association") of alleged construction defects in bridges, roadways, retaining walls, storm drains and other constructed facilities turned over to the Association in September of 2005. On September 28, 2007, a second notice of claim was received by the Joint Venture from the Association alleging additional defects in the underdrain systems also turned over to the Association. The estimated value placed on the defects by the Association is approximately $4,500,000. The Joint Venture responded to the claim in accordance with Florida Statute Sec 558 and has performed preliminary investigations to determine if any of these alleged defects exist. The Joint Venture continues to respond to the Association consistent with the procedures outline in the aforementioned statute. On August 3, 2007, the Joint Venture was served with a lawsuit in Seminole County, Florida (the "Florida Litigation"), by the Association naming Orlando Lake Forest Joint Venture, Orlando Lake Forest Inc., NTS Mortgage Income Fund, OLF II Corporation and Orlando Capital Corporation as defendants. The Florida Litigation alleges that bridges, roadways, retaining walls, storm drains and other constructed facilities were constructed with defects and deficiencies. The Joint Venture is not aware of any defects that presently require the accrual of a loss contingency and plans to vigorously defend itself against this claim and the associated lawsuit. The court held a hearing on December 19, 2007, on our motion for summary judgment. On May 27, 2008, the court issued an order entering summary judgment in favor of the Joint Venture. In issuing the order the court noted its order was "final". On June 20, 2008, the Association appealed the order to the Florida Fifth District Court of Appeals. On April 3, 2009, the Florida Fifth District Court of Appeals, issued a ruling that reversed the trial court's summary judgment ruling in favor of the Joint Venture and remanded the matter to the Circuit Court of Seminole County. It is not possible to predict the outcome of the Florida Litigation at this time.

NTS/LFII and NTS/VA have various certificates of deposit, bonds and letters of credits outstanding to governmental agencies and utility companies. NTS/VA had outstanding letters of credit totaling approximately $50,000 at December 31, 2008. The primary purpose of these documents is to ensure that the work at the developments is completed in accordance with the construction plans as approved by the appropriate governmental agency or utility company.

On December 24, 2008, Orlando Lake Forest Joint Venture entered into an agreement to sell four unimproved lots for an aggregate sales price of approximately $1.3 million. The amendments to the contracts extend the due diligence periods to March 31, 2009 and the closing dates to April 10, 2009. The closing of these lots occurred on April 10, 2009.

On December 24, 2008, NTS/LFII entered into an agreement to sell the single 14 – acre tract of land for an aggregate sales price of approximately $1.7 million. The amendments to the contracts extend the due diligence periods to March 31, 2009 and the closing dates to April 10, 2009. The closing of this tract of land occurred on April 10, 2009.

Note 10 - Guaranties to the Fund

NTS Guaranty Corporation (the "Guarantor"), an affiliate of the Sponsor, has guaranteed that, at the time that we are liquidated and dissolved, the total distributions we have made to stockholders from all sources during our existence are at least equal to the original capital contributions attributable to our then outstanding shares. The original capital contributions attributable to our outstanding shares were $63,690,000. As of December 31, 2008, we had paid distributions of approximately $23,141,000.

Any liability of the Guarantor under the guaranty is expressly limited to its assets. The Guarantor holds a $10.0 million demand note receivable from Mr. J.D. Nichols, Chairman of the board of Directors of the Sponsor. There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty. The Guarantor may in the future guarantee obligations of other third parties including guaranties of obligations owed by our affiliates to other entities.

Based on our most recent analysis, the entire assets of the Guarantor will be called upon to fulfill the capital return guaranty. Even with a $10.0 million payment from the Guarantor, current estimates indicate that final liquidating distributions will be insufficient to return to stockholders an amount equal to original capital contributions attributable to the then outstanding shares. As final liquidating distributions are not likely for several years, these estimates may change significantly prior to their issuance.

On September 1, 2008, our mortgage loan was amended. As a condition of the amendment, NTS Guaranty corporation granted our lender an unconditional and continuing guaranty that will secure the payment of the mortgage loan payable. In the event this guaranty is called upon to repay all or a portion of the mortgage loan, NTS Guaranty's assets available to satisfy the guaranty to the stockholders would be reduced by the amount actually used to repay the mortgage loan.

REPORT OF INDEPENDENT AUDITORS

To the Orlando Lake Forest Joint Venture:

We have audited the accompanying balance sheets of Orlando Lake Forest Joint Venture (a Florida general partnership) as of December 31, 2008 and 2007, and the related statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Joint Venture's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orlando Lake Forest Joint Venture at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

// Ernst & Young LLP

Louisville, Kentucky
April 29, 2009

ORLANDO LAKE FOREST JOINT VENTURE
Balance Sheets as of December 31, 2008 and 2007

	2008	2007
ASSETS:		
Cash and equivalents	$ 1,911	$ 243,569
Inventory	599,869	555,806
Total assets	$ 601,780	$ 799,375
LIABILITIES AND PARTNERS' EQUITY:		
Accounts payable and accrued expenses	$ 77,357	$ 119,796
Accounts payable – affiliates	31,313	2,021
Total liabilities	108,670	121,817
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
Total partners' equity	493,110	677,558
Total liabilities and partners' equity	$ 601,780	$ 799,375

The accompanying notes to financial statements are an integral part of these statements.

ORLANDO LAKE FOREST JOINT VENTURE
Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
REVENUE:			
Lot sales, net of discounts	$ -	$ 1,476,400	$ 3,860,400
Cost of sales	-	(554,025)	(1,417,107)
Gross profit	-	922,375	2,443,293
EXPENSES:			
Selling, general and administrative - affiliates	36,950	97,272	192,710
Selling, general and administrative	306,135	467,378	189,940
Other expense	25	25	25
Depreciation and amortization	-	17,048	20,966
Total operating expenses	343,110	581,723	403,641
(Loss) Income before interest and other income	(343,110)	340,652	2,039,652
Interest and other income	662	12,524	46,991
NET (LOSS) INCOME	$ (342,448)	$ 353,176	$ 2,086,643

The accompanying notes to financial statements are an integral part of these statements.

ORLANDO LAKE FOREST JOINT VENTURE

Statements of Partners' Equity for the Years Ended December 31, 2008, 2007 and 2006

	Partners' Equity
PARTNERS' EQUITY:	
Balance on January 1, 2006	$ 3,137,739
Net income	2,086,643
Cash distributions	(4,100,000)
Balance on December 31, 2006	1,124,382
Net income	353,176
Cash distributions	(800,000)
Balance on December 31, 2007	677,558
Net loss	(342,448)
Cash contributions	158,000
Balance on December 31, 2008	$ 493,110

The accompanying notes to financial statements are an integral part of these statements.

ORLANDO LAKE FOREST JOINT VENTURE

Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income.. $	(342,448)	$ 353,176	$ 2,086,643
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization expense.......................................	-	17,048	20,966
Changes in assets and liabilities:			
Inventory	(44,063)	400,584	1,207,732
Other assets	-	31,696	4,515
Accounts payable and accrued expenses	(42,439)	(4,788)	(39,926)
Lot deposits	-	(18,000)	(27,500)
Net cash (used in) provided by operating activities.................	(428,950)	779,716	3,252,430
CASH FLOWS FROM FINANCING ACTIVITIES:			
Accounts payable – affiliates	29,292	(3,937)	5,022
Cash distributions...	-	(800,000)	(4,100,000)
Cash contributions..	158,000	-	-
Net cash provided by (used in) financing activities	187,292	(803,937)	(4,094,978)
NET DECREASE IN CASH AND EQUIVALENTS...	(241,658)	(24,221)	(842,548)
CASH AND EQUIVALENTS, beginning of year..........................	243,569	267,790	1,110,338
CASH AND EQUIVALENTS, end of year .... $	1,911	$ 243,569	$ 267,790

The accompanying notes to financial statements are an integral part of these statements.

Note 1 - Organization and Summary of Significant Accounting Policies

A) Organization

Orlando Lake Forest Joint Venture ("OLFJV") was organized on March 16, 1987, as a Florida general partnership. In August 1997, NTS Mortgage Income Fund (the "Fund") entered into an Amended and Restated Joint Venture Agreement evidencing the Fund's admission as a partner in OLFJV effective August 16, 1997. The other partners in OLFJV are Orlando Lake Forest, Inc., Orlando Capital Corporation and OLF II Corporation, all of whom are affiliates of and are under common control with NTS Corporation, the Fund's Sponsor. The terms "we," "us" or "our," as the context requires, may refer to the OLFJV or its interests in this property.

OLFJV owns the Orlando Lake Forest project, a single-family residential community located in Seminole County, Florida (near Orlando) consisting of approximately 360 acres of residential land and improvements and approximately 20 acres of commercial land. OLFJV will continue to own and develop the Orlando Lake Forest project.

The Fund contributed to OLFJV as a capital contribution its interest in the principal and interest of the first mortgage loan on the Orlando Lake Forest project, and obtained a 50% interest in the OLFJV. The NTS entities named above hold cumulatively the remaining 50% interest in OLFJV.

B) Basis of Accounting

OLFJV's records are maintained on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

C) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D) Revenue Recognition

OLFJV recognizes revenue and related costs from lot sales using the accrual method in accordance with U.S. generally accepted accounting principles, which is when payment has been received and title, possession and other attributes of ownership have been transferred to the buyer, and OLFJV is not obligated to perform significant activities after the sale. OLFJV generally requires a minimum down payment of at least 10% of the sales price of the lot.

E) Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory includes all direct costs of land, land development, and amenities, including interest, real estate taxes, and certain other costs incurred during the development period, less amounts charged to cost of sales. Inventory costs are allocated to individual lots sold using the relative sales values. The use of the relative sales values method to record cost of sales requires the use of estimates of sales values, development costs and absorption periods over the life of the project. Given the long-term nature of the project, the use of estimates to determine sales values, development costs, absorption periods and inherent economic volatility of residential real estate, it is reasonably possible that such estimates could change in the near term. Any changes in estimates are accounted for prospectively over the life of the project.

F) Accounting for Impairment

Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," specifies circumstances in which certain long-lived assets must be reviewed for impairment. If the carrying amount of an asset exceeds the sum of its expected future cash flows, the asset's carrying value must be written down to fair value. Application of this standard during the years ended December 31, 2008, 2007 and 2006 did not result in an impairment loss.

G) Advertising

OLFJV expenses advertising costs as incurred, which are included in selling, general and administrative in the accompanying statements of operations. Advertising expense was approximately $3,000, $23,000 and $5,000 and during the years ended December 31, 2008, 2007 and 2006, respectively.

H) Environmental Remediation and Compliance

Environmental liabilities for remediation costs are accrued based on estimates of known environmental remediation exposures. Liabilities are recognized when they are probable and can be reasonably estimated. Environmental compliance costs are expensed as incurred. No such liabilities existed as of December 31, 2008, 2007 and 2006.

I) Statements of Cash Flows

For purposes of reporting cash flows, cash and equivalents include cash on hand and short-term, highly liquid investments with an original maturity of three months or less that are readily convertible to cash.

J) Tax Status

OLFJV has received a ruling from the Internal Revenue Service stating that the partnership is classified as a general partnership for federal income tax purposes. As such, OLFJV makes no provision for income taxes. The taxable income or loss is passed through to the holders of the partnership interests for inclusion on their individual income tax returns.

K) Segment Reporting

OLFJV's reportable operating segments include only one segment that is the development and sale of residential subdivision lots.

Note 2 - Inventory

Inventory consists approximately of the following as of December 31:

	2008	*2007*
Land held for future development, under development and completed lots	$ 581,000	$ 537,000
Amenities	19,000	19,000
	$ 600,000	$ 556,000

OLFJV capitalized in inventory approximately $5,000 and $11,000 of real estate taxes in 2008 and 2007, respectively. Interest and real estate taxes incurred were approximately $43,000 and $52,000 in 2008 and 2007, respectively.

Note 3 - Commitments and Contingencies

Litigation

Except as described below, we do not believe there is any litigation threatened against us other than routine litigation arising out of the ordinary course of business, some of which is expected to be covered by insurance and none of which is expected to have a material adverse effect on our financial statements. We believe we have adequate insurance.

On September 4, 2007, the Joint Venture received notice from the Lake Forest Master Community Association, Inc. ("the Association") of alleged construction defects in bridges, roadways, retaining walls, storm drains and other constructed facilities turned over to the Association in September of 2005. On September 28, 2007, a second notice of claim was received by the Joint Venture from the Association alleging additional defects in the underdrain systems that were also turned over to the Association. The estimated value placed on the defects by the Association is approximately $4,500,000. The Joint Venture responded to the claim in accordance with Florida Statute Sec 558 and has performed preliminary investigations to determine if any of these alleged defects exist. The Joint Venture continues to respond to the Association consistent with the procedures outline in the aforementioned statute. On August 3, 2007, the Joint Venture was served with a lawsuit in Seminole County, Florida (the "Florida Litigation"), by the Association naming Orlando Lake Forest Joint Venture, Orlando Lake Forest Inc., NTS Mortgage Income Fund, OLF II Corporation and Orlando Capital Corporation as defendants. The Florida Litigation alleges that bridges, roadways, retaining walls, storm drains and other constructed facilities were constructed with defects and deficiencies. The Joint Venture is not aware of any defects that presently require the accrual of a loss contingency and plans to vigorously defend itself against this claim and the associated lawsuit. The court held a hearing on December 19, 2007, on our motion for summary judgment. On May 27, 2008, the court issued an order entering summary judgment in favor of the Joint Venture. In issuing the order, the court noted its order was "final". On June 20, 2008, the Association appealed the order to the Florida Fifth District Court of Appeals. On April 3, 2009, the Florida Fifth District Court of Appeals issued a ruling that reversed the trial court's summary judgment ruling in favor of the Joint Venture and remanded the matter to the Circuit Court of Seminole County. It is not possible to predict the outcome of the Florida Litigation at this time.

On December 24, 2008, Orlando Lake Forest Joint Venture entered into an agreement to sell four unimproved lots for an aggregate sales price of approximately $1.3 million. The amendments to the contracts extended the due diligence periods to March 31, 2009 and the closing dates to April 10, 2009. The closing of these lots occurred on April 10, 2009.

Note 4 - Related Party Transactions

A) Selling, General and Administrative - Affiliates

The expenses presented as selling, general and administrative - affiliates are classified in two ways, expense recovery and overhead recovery. The expense recovery includes employment costs of management, accounting, professional, development marketing and office personnel employed by NTS Management as well as various non-payroll related operating expenses.

Expense recovery of approximately $37,000, $41,000 and $46,000 accrued to NTS Management or an affiliate during the years ended December 31, 2008, 2007 and 2006, respectively, for employment costs and various non-payroll related operating expenses.   These amounts are reflected in selling, general and administrative - affiliates on the accompanying statements of operations:

	2008	*2007*	*2006*
Personnel Related Costs			
Finance and accounting	$ 14,000	$ 18,000	$ -
Sales and administrative	23,000	23,000	46,000
Total expense reimbursements	$ 37,000	$ 41,000	$ 46,000

Additionally, OLFJV incurs an overhead recovery, which is a reimbursement to NTS Management for overhead expenses attributable to the employees and the efforts of NTS Management, in an amount equal to 3.75% of the project's gross cash receipts.   Overhead recovery incurred for the year ended December 31, 2008 was insignificant.   For the years ended December 31, 2007 and 2006, overhead recovery incurred was approximately $56,000 and $146,000, respectively.

B) Accounts Payable - Affiliates

As presented in the accompanying balance sheet as of December 31, 2008 and 2007, accounts payable - affiliates of approximately $31,000 and $2,000, respectively, were due to NTS Development Company and NTS Management for salary and overhead reimbursements.

To the Stockholder of NTS Guaranty Corporation:

We have audited the accompanying balance sheets of NTS Guaranty Corporation (a Kentucky corporation) as of December 31, 2008 and 2007, and the related statements of operations for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of NTS Guaranty Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform and audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NTS Guaranty Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NTS Guaranty Corporation at December 31, 2008 and 2007, and the results of its operations for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

// Ernst & Young LLP

Louisville, Kentucky
April 29, 2009

NTS GUARANTY CORPORATION
Balance Sheets as of December 31, 2008 and 2007

	2008	2007
ASSETS:		
Cash	$ 100	$ 100
Total assets	$ 100	$ 100
LIABILITIES:		
General liability	$ 10,000,000	$ 10,000,000
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 100 shares issued and outstanding	10	10
Additional paid-in-capital	10,000,090	10,000,090
Deficit	(10,000,000)	(10,000,000)
	100	100
Less non-interest bearing demand note receivable from the stockholders	(10,000,000)	(10,000,000)
Total liabilities and stockholders' equity	$ 100	$ 100

The accompanying notes to financial statements are an integral part of these statements.

34

NTS GUARANTY CORPORATION

Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Guarantee liability	$ -	$ -	$ -
NET LOSS	$ -	$ -	$ -

The accompanying notes to financial statements are an integral part of these statements.

Note 1 - Organization and Summary of Significant Accounting Policies

A) Organization

NTS Guaranty Corporation (the "Guarantor"), a Kentucky corporation, was formed in February 1987 and is an affiliate of NTS Corporation. NTS Corporation is the Sponsor of the NTS Mortgage Income Fund (the "Fund"). The Guarantor is classified as an "S" Corporation under the Internal Revenue Code. The balance sheets include all of the assets and liabilities which relate to the Guarantor. The Guarantor is authorized to issue up to 2,000 shares of common stock with no par value. There are 100 shares issued and outstanding which were purchased by Mr. J. D. Nichols, Chairman of the Board of Directors of the Sponsor and of the Fund. In addition, Mr. Nichols has given the Guarantor a non-interest bearing demand note receivable for $10.0 million, the receivable of which is included in additional paid-in capital. No statements of cash flows are presented, as there are no cash transactions to report during the three years ended December 31, 2008.

B) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Commitments

The Guarantor has guaranteed that at the time that the Fund is liquidated and dissolved, the total distributions the Fund has made to stockholders from all sources during its existence is at least equal to the original capital contributions attributable to the then outstanding shares. As of December 31, 2008, the original capital contributions attributable to the Fund's outstanding shares were $63,690,000 and the Fund had paid distributions of approximately $23,141,000.

Any liability of the Guarantor under the guaranty is expressly limited to its assets. The Guarantor holds a $10.0 million demand promissory note from Mr. J.D. Nichols, personally. Mr. Nichols is the stockholder of Guarantor and Chairman of the Board of Directors of the Sponsor. There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty. The Guarantor may in the future guarantee obligations of other third parties including guaranties of obligations owed by our affiliates to other entities.

The Fund is a finite life entity. Its organizational documents require it to commence an orderly liquidation by December 31, 2008. Delaware law, its state of incorporation, provides for a three-year period after the initiation of its liquidation to wind up its affairs and issue final distributions to stockholders.

In connection with our ongoing review of the status of our properties and progress to liquidation, we have estimated the approximate total distributions which we anticipate making to our stockholders through dissolution. As part of the current period's review process we incorporated the analysis provided by an independent third-party concerning Fawn Lake. As final liquidating distributions are not likely for several years, these estimates may change significantly prior to dissolution. The current estimate, however, reflects a substantial shortfall, which, at this time, we anticipate is unlikely to be recovered prior to the issuance of final liquidating distributions.

Based on the estimate referred to above and the $10.0 million to be provided by the Guarantor, the remaining amount projected to be distributed to the Fund's stockholders appears to be insufficient to meet the return of capital guaranty to stockholders.

Note 3 - Guaranty Liability

The Fund's analysis discussed above and updated as of December 31, 2008, as to the approximate total distributions which it anticipates making to its stockholders through dissolution was not estimated to return the original capital contributions attributable to its outstanding shares. As a result, the estimated distributions the Fund can pay, according to its analysis, are less than the amount of distributions necessary to return the original capital contributions. We believe it is probable that the guaranty will be called upon and, accordingly, a liability has been recorded for the full amount of $10.0 million.